April 5, 2021

Via EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549-4561 Attn: Jane Park
Re:    Daré Bioscience, Inc.
Registration Statement on Form S-3 (File No. 333-254862)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Daré Bioscience, Inc. (the "Company") hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement to 4:00 p.m., Eastern Time, on Wednesday, April 7, 2021, or as soon thereafter as practicable.

Daré Bioscience, Inc.

/s/ Lisa Walters-Hoffert
Lisa Walters-Hoffert
Chief Financial Officer